[3D SYSTEMS LOGO]

                                  NEWS RELEASE

                                                           FOR IMMEDIATE RELEASE
CONTACT:
Jeff Krinks, Public Relations Manager
(661) 295-5600, ext. 2910
krinksj@3dsystems.com

Trudy Self, Self & Associates
(818) 880-5437
tmself@aol.com

                 3D SYSTEMS ANNOUNCES DEFINITIVE LOAN AGREEMENT

        VALENCIA, Calif., May 21, 2001 -- 3D Systems Corp. (Nasdaq: TDSC) today announced the execution of a definitive loan agreement with U.S. Bank N.A. in an amount sufficient, together with the company's internally available funds, to consummate its acquisition of DTM Corporation.

        "We are pleased with U.S. Bank's ability to provide the financing for this transaction quickly and under reasonable terms," stated E. James Selzer, 3D Systems' chief financial officer and vice president, finance. "We believe that the combination of 3D Systems and DTM will enable us to better meet the challenges of rapidly growing opportunities for solid imaging solutions and be positive for both our customers and shareholders."

        The secured credit facility provides for a three-year $26.5 million asset-based revolving line of credit and a $15 million commercial term loan payable in equal quarterly installments over a five-year period commencing on Jan. 1, 2002. The interest rate on the credit facility ranges from prime plus 0.25% to 1.00% or LIBOR plus 2.00% to 2.75% depending on the achievement of certain financial ratios. Payments under the term loan may be accelerated based on the achievement of certain financial objectives. Funding under the loan documents is subject to customary closing conditions.

                                     -more-

3D Systems Announces Definitive Loan Agreement
2-2-2

        On April 30, 2001, 3D Systems commenced a tender offer for all the outstanding shares of common stock of DTM Corporation for $5.80 per share in cash. The tender offer will be followed by a merger in which each share of DTM common stock not tendered through the offer will convert to a right to receive $5.80 in cash. All employee options will be converted into a right to receive cash at the same value as the common stock (less the applicable exercise price) as part of the merger. After the merger, DTM will become a wholly owned subsidiary of 3D Systems.

        The closing of the tender offer is subject to customary closing conditions including the tender of at least 67% of DTM's outstanding shares of common stock and funding under the loan agreement.

ABOUT 3D SYSTEMS

        3D Systems provides solid imaging products and services that substantially reduce the time and cost required to design, test and manufacture products. The company's systems utilize patented technologies that create physical objects from digital input.

        3D Systems currently offers the ThermoJet(R) office printer and SLA(R) industrial systems, which include proprietary software and materials. Product pricing in the U.S. begins at $49,995 for the company's entry-level printer and extends up to $799,000 for its feature-rich industrial SLA system. The company also licenses the 3D Keltool(R) process, a complementary application that produces injection molding and die casting inserts from SLA system master patterns. In February 2001, 3D Systems announced it acquired OptoForm, a French company that developed stereolithography systems that use paste materials. In April 2001, the company announced the signing of a definitive merger agreement to purchase DTM Corporation.


                                     -more-

3D Systems Announces Definitive Loan Agreement
3-3-3

        Based in Valencia, Calif., 3D Systems was founded in 1986 and is recognized as the world technology and market leader in solid imaging. For additional information, visit the company's web site at www.3dsystems.com or phone 888/337-9786, ext. 773. For an investor packet, call the company's shareholder communications service at 800/757-1799.

Note to editors: ThermoJet, SLA, Keltool and the 3D logo are registered trademarks of 3D Systems.

Certain statements in this news release may include forward-looking statements which express the expectation, prediction, belief or projection of 3D Systems. These statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance and achievement of 3D Systems or DTM to be materially different from any future results, performance or achievement expressed or implied by these forward-looking statements. Factors that may cause actual results to differ from the forward-looking statements contained in this release and that may affect each company's prospects in general include, but are not limited to: changes in general and industry-wide economic and business conditions; the availability of capital on acceptable terms; the funding of amounts adequate to acquire DTM Corporation and provide for the working capital needs of 3D Systems under the definitive loan document; the results of the inquiry by the Department of Justice into the acquisition by 3D Systems of DTM Corporation; actions of competitors and customers; the uncertain outcome of litigation in which the parties are or may become involved, including the ongoing litigation between DTM and EOS GmbH and the class action lawsuit filed in connection with the acquisition of DTM Corporation; the impact of competitive products and pricing; the availability and acceptance of 3D Systems' and DTM's products generally; the extent to which the companies are able to develop new products and markets for their products; and such other factors as are described in 3D Systems' filings with the Securities and Exchange Commission, including its annual report on Form 10-K for the year ended Dec. 31, 2000, its quarterly report on Form 10-Q for the quarter ended March 30, 2001, and its current reports on Form 8-K filed on April 6 and April 10, 2001.

                                       ###